VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

August 24, 2009

Celeste M. Murphy, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

View Systems, Inc.

Form 10-K for the year ended December 31, 2008, as amended

Filed March 31, 2009

File No. 000-30178

Dear Ms. Murphy:

Thank you for your comment letter dated July 9, 2009.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment letter.

We have filed Amendment No. 1 to Form 10-Q for the period ending March 31, 2009, which we believe resolves the Staff’s comments as to that report.

Cover page

1.

We note your responses to comment one in our letter dated June 9, 2009. However, it still appears that the disclosed number of shares outstanding on your cover page and in the beneficial ownership table on page 50 is not based on the number of shares outstanding as of the most recent practicable date. In this regard, Form 10-K’s cover page instructions and Item 403 of Regulation S-K require that you use the number of shares outstanding “as of the most recent practicable date.” However, we note that the cover page of your Form 10-K/A filed June 29, 2009 discloses the number of shares outstanding as 17,175,222, while your Form 10-Q filed May 15, 2009 discloses the number of shares outstanding as 30,711,222. We also note that the Schedule 13 D/A filed by Gunther Than on June 26, 2009 calculates his share ownership based on 17,722,000 shares outstanding. Please amend your 10-K so that the cover page and beneficial ownership table are based on the number of outstanding shares as of the most recent practicable date. In your response letter, please show us how you arrived at this number.

Response:

The cover pages of Form 10-K and Form 10-Q are revised to disclose share ownership and/or the shares outstanding as of the most recent practicable date, which is August 17, 2009.

Pertaining to Form 10-K’s beneficial ownership table, we are only able to estimate the holdings of our two directors that departed our board in October 2008. We have presented that estimate as of December 31, 2008, and we have footnoted the table as such.  All other beneficial ownership information is as of August 17, 2009.  The revised table is as follows:

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following tables set forth information as of August 17, 2009 regarding the beneficial ownership of our common stock, (a) each stockholder who is known by the Company to own beneficially in excess of 5% of our outstanding common stock; (b) each director known to hold common stock; (c) the Company's chief executive officer; and (d) the executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of stock. The percentage of beneficial ownership is based upon 53,942,369 shares of common stock outstanding as of August 17, 2009.

		NUMBER OF SHARES	PERCENT OF SHARES
NAME AND ADDRESS OF	TITLE	BENEFICIALLY	BENEFICIALLY
BENEFICIAL OWNER	OF CLASS	OWNED	OWNED

Michael L. Bagnoli	Common	15,009,000 (1)	27.8%
40 Redwood Court
Lafayette, Indiana 47905

Martin Maassen	Common	6,210,624 (2)	11.5%
1340 Fawn Ridge Drive
West Lafayette, Indiana 47906

Gunther Than	Common	5,032,302	9.3%
1550 Caton Center Drive Suite E	Preferred	89,647	100%
Baltimore, Maryland 21227

Michael Woodford*	Common	0	0%
3227 61 st Street
Boulder, CO 80301

William D. Smith*	Common	145,897	0.27%
1550 Caton Center Drive Suite E Baltimore, Maryland 21227 All Directors and officers	Common	26,397,823	48.9%
as a group	Preferred	89,647	100%

*   Resigned in October 2008; beneficial ownership is estimated as of December 31, 2008.

(1)   Represents 5,007,625 common shares held by Mr. Bagnoli, 500 common shares held by his spouse and 875 common shares held by a trust.

(2)   Represents 6,210,624 common shares held by Mr. Maassen and his spouse and 829,375 common shares held by his spouse.

Part II, page 14

Item 5. Market for Common Equity….page 14

2.

We note that your response to comment three in our letter dated June 9, 2009 references the disclosure in your Form 10-Q for the period ended March 31, 2009 pertaining to Visisys Holding, Plc. In your response letter, please clarify how Visisys Holding, Plc. is related to Technology Corps, Inc., the entity referenced in your press release dated January 21, 2009. Also, please amend your Form 10-Q to provide more detail about the material terms of your Memorandum of  Understanding with Visisys Holdings Plc., including more information related to the exchange of shares arrangement.

Response:

To our knowledge, Visisys Holding, Plc. is not related to Technology Corps, Inc.  We have revised the Form 10-Q to reflect additional terms in the two related Memorandums of Understanding executed by Visisys and its CEO.  The disclosure is as follows:

On our merger and acquisition front, we have signed a Memorandum of Understanding (MOU) with a private research and development company named Visisys Plc (“Visisys”) and separately with its CEO.  Visisys is a multinational, private holding company organized under the laws of the United Kingdom and Wales with offices in New York, London and Moscow.  The entity has two wholly owned subsidiaries: Visisys Systems Ltd. and Face Trend, Ltd.  Visisys and its subsidiaries enjoy an international reputation for developing and marketing intelligent video, monitoring and sensory systems. Visisys’ main focus is the integration of proprietary and/or estimable devices with design and applied science to provide customized applications in a number of diverse fields, such as, security, medical, retail, hospitality and financial/clerical management.

The MOU’s entered with Visisys and its CEO provide that Visisys and its CEO shall assist the Company in the final design, production, and marketing of the MINI.  As compensation, Visisys and its CEO shall each receive 5,000,000 shares of the Company’s common stock. Visisys shall receive an option to acquire 5,000,000 additional shares of common stock expiring in twenty-four months and exercisable at strike prices ranging between $0.03 and $0.05. The option shares have piggy-back registration rights.  The CEO will receive 5,000,000 shares of Company common stock pursuant to an earn-out agreement based upon certain performance requirements and an option to acquire 10,000,000 additional shares, with the option expiring in eighteen months and exercisable at strike prices ranging between $0.03 and $0.05.  The Company shall receive 5,000,000 shares of Visisys common stock and granted warrants to acquire additional shares in Visisys pari passu with options exercised by Visisys or its CEO.  The MOU’s are assignable but are binding on the present parties as to the respective agreed benefits contained therein.

We are still pursuing the acquisition and merger strategy started last year and are in negotiations and collaboration with several companies.  The slowdown of the economy has caused a slowdown of most activities in that arena.

Item 7. Management’s Discussion and Analysis….page 18

3.

We note that the response to comment three in our letter dated June 9, 2009 references the disclosure in your Form 10-Q for the period ended March 31, 2009 pertaining to HC Professional, LLC. In the first paragraph on page 11 of your Form 10-Q, you state that “there are five contracts on the table and we are diligently moving to assemble teams to begin work in the near future.” Please amend your Form 10-Q to provide additional detail regarding the material terms of these five contracts. For Example,

•

Who channeled you to the new prime contractor

•

Who is the new prime contractor?

•

Are these five new contracts signed agreements?

•

What is the basis for claiming that you will have a “substantial revenue stream for a significant number of years?”

Also, provide us on a supplemental basis with copies of these contracts. We may have further comment upon review.

Response:

We attached the one formal Subcontractor Agreement as Exhibit 10.3 to the amended Form 10-Q.  The contracts that we referred to previously are job locations where we would be assigned to perform installation services. We have revised our disclosure under Item 2 of the amended Form 10-Q to state that:

Since we have invested in tools, vehicles and testing equipment to enter the fiber optics installations arena, several opportunities have been presented to us and we have investigated the potential and probabilities of success.  We advertised the receipt of several multi-million dollar contracts with Verizon.  The contracts were presented by several individuals associated from HC Professional, LLC.  Verizon informed us that neither the individuals nor HC Professional were associated with it.  Meanwhile, a Verizon employee referred us to MasTec North America, Inc.

(“Mastec”), one of Verizon’s prime contractors, and we retracted our announcement of the contracts received with Verizon.  We have since established qualifications and a relationship with the designated prime contractor, Mastec, and are an insured, bonded and an approved sub-contractor with Mastec.  Our subcontract is attached as Exhibit 10.3.  Mastec has told us that we can work on four jobs initially and then will start on a fifth job.  We are diligently moving to assemble teams to begin work in the near future.  We expect that these subcontracting jobs will provide us with a substantial revenue stream for a significant number of years.  Our expectation is based on oral representations made by Mastec personnel to Gunther Than, indicating that Mastec is backlogged at least over one year in work, that it has not tapped the commercial potential of the fiber optics installation market, that the entire country is moving toward fiber networking, and it will take generations to accomplish what is necessary.

Liquidity and Capital  Resources, page 21

4.

We note your revised disclosure and response to comment four in our letter dated June 9, 2009. Please revise your liquidity discussion to also use the statement of cash flows in analyzing the company’s liquidity, and to present a balanced discussion dealing with cash flows from investing and financing activities as well as from operations. In this regard, when reporting that you received “cash from revenues of $1,148,314,” you should disclose the company’s net cash provided or used in operating activities for the reporting period. For more information, refer to the Commission Guidance RegardingManagement’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), Part III.C of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), available on our website at http://www.sec.gov/rules/interp/33-6835.htm, and the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Response:

We have revised the Liquidity and Capital Resources Discussion in the Form 10-K to state that:

Historically, we have relied on revenues, debt financing and sales of our common stock to satisfy our cash requirements. For the year ended December 31, 2008, we received cash from revenues of $1,148,314, proceeds of $20,000 from sales of our common stock, and loans from shareholders of $93,496.  For the year ended December 31, 2007, we received cash from revenues of $1,256,534, proceeds of $22,000 from sales of our common stock, and loans from shareholders of $379,622.  We have incurred losses for the past two fiscal years and had a net loss of $173,539 at December 31, 2008 as compared with a net loss of $1,075,086 for the year ended December 31, 2007.  We had insufficient funds to deliver our backlog in the last half of 2008.  Our revenues from several product sales have been increasing and some others decreasing but are not sufficient to cover all of our operating expenses. Management anticipates that we will continue to issue shares for services in the short term.

For the year ended December 31, 2008, we used $18,313 of cash to finance our day to day operating activities.  We used $536 of our cash to purchase fixed assets and $80 to reduce certain loans.  We generated $13,496 from financing activities which consisted of additional loans from stockholders of $93,496 and $20,000 from the issuance of common stock less repayments of debt in the amount of $100,000.  This resulted in an overall net decrease in cash of $5,433.

For the year ended December 31, 2007, we used $666,223 of cash to finance our day to day operating activities.  We used $2,100 of our cash to purchase fixed assets and $25,031 to reduce certain loans.  We generated $652,322 from financing activities which consisted of additional loans from stockholders in the amount of $379,622, other loans of $255,000, and $22,000 from the issuance of common stock less repayments of debt in the amount of $4,300.  This resulted in a net overall decrease in cash of $41,032.

Item 8. Financial Statements and Supplementary Data, page 26

5.

We note that Davis, Sita & Company is listed as your independent registered accounting firm and issued its auditors’ report on March 25, 2009. However, you also disclose on page 16 of your Form 10-Q  for the quarter –ended March 31, 2009 that Ralph Sita was issued 1,185,500 shares of common stock on February 2, 2009 and 500,000 shares of common stock on March 19, 2009. We also note that Ralph Sita is listed as an associated accountant with Davis, Sita & Company, as disclosed in the accounting firm’s Form 1 application for registration filed with the PCAOB. Based on this information, it appears that Davis, Sita & Company may not be qualified to be your independent registered public accounting firm because it lacks auditor independence. In your response letter, please provide your analysis as to how Davis, Sita & Company qualified  as your independent registered public accounting firm in light of the auditor independence requirements set forth in Article 2 of Regulation S-X.

Response:

The shares issued in the name of Ralph Sita were intended to satisfy our debt to Davis, Sita & Company for the prior year.  There were 250,000 shares issued to Mr. Sita on or about February 5, 2009 (not 1,185,000 shares as was incorrectly reported in our Form 10-Q for the period ended March 31, 2009).  The 250,000 shares were liquidated on or before March 11, 2009 pursuant to a legal opinion that these shares had met the holding period requirements under Rule 144 for converted debt obligations.

The audit firm commenced its audit work for the audit engagement for the year ended December 31, 2008 on March 19, 2009 and completed its work on March 25, 2009.

At some point in time, probably in mid-March 2009, we became aware that the 250,000 shares issued to the audit firm did not fully satisfy our balance due because the price of our common stock declined after the shares were issued.  On or about March 19, 2009, we took it upon ourselves to issue an additional 500,000 shares of common stock to Davis, Sita & Company in anticipation of using the shares as payment for the balance of accounting firm’s previous services. In doing so, we were unaware that this action might be a problem for our auditor.

We instructed our stock transfer agent to deliver the 500,000 additional shares to Ralph Sita’s brokerage account as before to satisfy the outstanding balance owed to Davis Sita & Company; however, we did not inform Davis, Sita & Company or Mr. Sita that we had issued the 500,000 shares nor that we had transferred the additional shares to Mr. Sita’s account.  Meanwhile, all of our communications about the outstanding debt and payment in stock had been with the audit firm’s collections manager, Mr. Ralph Sita, and not with the audit team.

During the review of our Form 10-Q for the period ending March 31, 2009, Davis, Sita & Company’s audit team learned that we had issued 500,000 additional shares in its name, and the accounting firm immediately terminated the Company as its audit client and notified the Commission.

We now recognize that we created an avoidable situation by issuing the 500,000 shares to Davis, Sita & Company. However, we do not believe that Davis, Sita & Company truly lacked independence during the audit of our financial statements for the year ended December 31, 2008 as a result of our actions because the audit team was not involved in the discussions with Mr. Sita, and, when the audit team did become aware, the audit and the affected Form 10-K had already been filed with the Commission.  Furthermore, the audit team took immediate steps to terminate the Company as its audit client and even went so far as to withdraw its registration from the PCAOB as a result of the situation we caused.

We are hopeful that the staff concludes that no further action or restatement of the amended Form 10-K is necessary.

Item 11. Executive Compensation, page 48

Summary Compensation Table, page 49

6.

We note your revisions in response to comment six in our letter dated June 9, 2009. Please revise your Summary Compensation Table to comply with the tabular format specified in Item 402(n) of Regulation S-K.

Response:

Item 11 of the Form 10-K has been revised as follows:

ITEM 11.  EXECUTIVE COMPENSATION.

The Company paid compensation to each of the directors and executive officers in the following amounts during fiscal year 2008:

Name	Salary	Position
Gunther Than†	$0	As Chairman of the Board, Director
	$132,000	As Chief Executive Officer and Treasurer
Martin Maassen	$0	As Director
Michael Bagnoli	$0	As Director
	$0	As Secretary
Michael Woodford*	$0	As Director
William D. Smith*	$0	As Director

†   Mr. Than also receives the use of a Company car and fuel expense while on Company business.

*   Resigned in October 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gunther Than†	2009+	$120,000		$156,250					$376,250
(Chief Executive Officer	2008	120,000		12,000					132,000
President and Director)	2007	120,000		24,000					144,000

Michael Bagnoli	2009+	0							0
(Secretary	2008	0							0
and Director)	2007	0							0

Martin	2009+	0
Maassen	2008	0							0
(Director)	2007	0							0

Michael Woodford*	2008	0							0
(Director)	2007	0							0

William D. Smith*	2008	0							0
(Director)	2007	0							0

†   Mr. Than also receives the use of a Company car and fuel expense while on Company business.

*   Resigned in October 2008.

+   Current as of August 17, 2009.

Payroll is accrued payable to Mr. Than at the rate of $30,000 per quarter.  Therefore his annual rate of pay is $120,000.  His pay for the period ended March 31, 2009 was $30,000 and his pay for the six months ended June 30, 2009 was $60,000.  In addition, during the quarter ended March 31, 2009, Mr. Than was issued 5,000,000 shares of restricted common stock as compensation.  The stock was valued for financial statement purposes at $0.03125 per share which was 50% of the current trading price on that date of $0.0625.  The discounted price was to account for the fact that the stock was restricted and therefore not readily converted to cash.  The total dollar amount reflected on the financial statements as a result of this issuance was $156,250.

Signature Page, page 54

7.

We note that all of the signatures on this page are dated March 31, 2008, which is one year prior to the date the Form 10-K was actually filed. Please update accordingly in your amended Form 10-K.

Response:

The Form 10-K will be dated as of the date that it is filed.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

Chief Executive Officer